UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-18F-1

                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself, with respect to shares of its series the Roxbury Mid-Cap Fund and Roxbury Small-Cap Growth Fund, to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                   SIGNATURE


     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Santa Monica and the State of California on the 11th day of January, 2007.



                                              Signature: The Roxbury Funds
                                                         _________________

                                                         (Name of Registrant)

                                              By:/s/ Brian C. Beh
                                                 _______________________

                                                 Name:  Brian C. Beh
                                                        President




     Attest:/s/ Jon R. Foust
            ________________________

            Name:  Jon R. Foust
            Title: Director of Marketing